Exhibit 99.1
SUZANO S.A. LONG-TERM INCENTIVE PLAN

Performance Share Plan

1.Definitions

i.In this Plan, in the Programs and in the Grant Agreements, terms spelled with initial capital letters have the meaning assigned as described below, unless expressly provided otherwise:

“Performance Shares”	The shares issued by the Company, representing its share capital, to be granted under this Plan, as defined in Clause 3 below.
“General Meeting”	The general shareholders’ meeting of the Company.
“B3”	B3 S.A. - Brasil, Bolsa, Balcão.
“Beneficiaries”	Among the Eligible Persons, those selected to participate in this Plan, who enter into the Grant Agreement.
“Committee”
The Appointment and Compensation Committee or the Company’s People Committee, non-statutory advisory committees to the Board of Directors, or any other advisory committee to which the Board of Directors may assign the powers indicated in this Plan.

“Company”	Suzano S.A.
“Conditions for Transfer”	These are the conditions precedent to the effective transfer of the Performance Shares, in compliance with Clause 6.4 below.
“Board of Directors”	The Company’s Board of Directors.
“Grant Agreement” or “Agreement”	The Performance Share Agreement, a private instrument by which the Company grants Performance Shares to each Beneficiary.
“CVM”	Brazilian Securities and Exchange Commission.
“Grant Date”	The date on which the right to receive the Performance Shares is granted, as defined in the Programs or the Agreements.
“Dismissal”
The termination of the legal relationship between the Beneficiary and the Company for any reason, whether by resignation, dismissal, end of term of office or replacement, voluntary resignation or dismissal, with or without cause or by mutual agreement, retirement, permanent disability or death.

“Executive”	Beneficiaries who are members of the statutory or non-statutory Executive Board or key employees who may be selected by the Board of Directors to participate in this Plan.
“Reference Group”	The group of companies deemed as competitors of the Company to be selected by the Board of Directors for the purposes of calculating the TSR performance indicators.

Exhibit 99.1

“IRRF”	Withholding Income Tax.
“Cause”
Act or conduct that (i) contradicts the Company’s policies, codes of conduct and other duties provided for in the law and the Company’s Bylaws, (ii) is contrary or conflicting to the Company’s interests, (iii) breaches the duty to maintain secrecy and confidentiality with regard to Company matters that are known to it, (iv) characterizes competition with the Company’s activities, (v) characterizes defamation, damage to the image, or any other form of damage to the Company, (vi) the events provided for in article 482 of Decree-Law No. 5,452, dated as of May 1, 1943, for employee Beneficiaries, and (vii) any other acts contrary to the duty of loyalty to the Company, including deliberate lack of commitment to work.

“Overall Limit”	Maximum number of Performance Shares to be granted to the Beneficiaries of this Plan, in accordance with item 3.4 below.
“Targets”	Targets established for the granting of Performance Shares to Beneficiaries, based on TSR performance indicators and/or strategic priority metrics for the Company during the course of each Program.
“Vesting Period”
Period during which the Beneficiaries must remain continuously linked as members of the Board of Directors, statutory and non-statutory Executive Board, or key employees, in order to effectively become entitled to receive the Performance Shares.

“Lock-Up Period”
Period during which the Performance Shares may not be assigned, sold, pledged, lent or otherwise transferred to any third party, except with the approval of the Board of Directors, pursuant to Clause 7 below.

“Eligible Persons”
The members of the Board of Directors and the statutory and non-statutory Executive Board and other key employees of the Company who may be selected by the Board of Directors to participate in this Plan.

“Plan”	This Performance Share Plan.
“Programs”	Performance Share Grant Programs, which may be created, approved and/or cancelled by the Board of Directors and must comply with the terms and conditions of this Plan.

Exhibit 99.1

“Proceeds”	Dividends, interest on owners’ equity and any other returns of capital per share paid by the Company.
“TSR”
Performance indicator mechanism related to return to the shareholder, used to measure the performance of the Reference Group in a certain period, combining the share price of the comparable to demonstrate the return provided to the shareholder.

2.Purpose

i.The purpose of this Plan, established in accordance with the applicable law and CVM regulations, is to grant Eligible Persons the opportunity to obtain Performance Shares in the Company, in order to (i) align their interests with those of the Company and its shareholders, (ii) attract, reward, retain and encourage Eligible Persons to conduct the Company’s business in a sustainable manner, within appropriate risk limits and in accordance with the interests of shareholders, and (iii) grant a financial incentive to Eligible Persons.

3.Performance Shares

i.Performance Shares. Each Performance Share corresponds to one (1) common, registered, book-entry share with no par value issued by the Company, to be delivered to the Beneficiary, once the conditions established in this Plan and in the respective Program and Agreement have been met.

ii.In order to satisfy the right to receive Performance Shares under the Plan, the Company, subject to applicable law and regulation, will transfer shares held in treasury by means of a private transaction, at no cost to the Beneficiaries.

iii.In the event of a change in the number, type and class of the Company’s shares as a result of bonuses, splits, reverse splits or conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, or in the event of any declarations of Proceeds during the Vesting Period, the Company’s Board of Directors shall be responsible for assessing the need to adjust the Programs already established and the Grant Agreements already entered into, in order to avoid distortions and losses to the Company or the Beneficiaries.

iv.Overall Limit. Within the scope of this Plan, shares representing a maximum of two percent (2%) of the Company’s total issued shares on the approval date of this Plan may be delivered to the Beneficiaries, an amount which may be adjusted in compliance with item 3.3 above.

v.Reduction in the Number of Performance Shares. The Company is authorized to proceed with the reduction in the total number of Performance Shares to be delivered to the Beneficiary, or any other way it deems convenient and adequate to meet the legal requirements, in an

Exhibit 99.1
amount equivalent to the taxes it is legally obliged to withhold for the purposes of payment on behalf of the Beneficiary, including IRRF.

a.The Company’s Board of Directors may, in strictly exceptional situations and with a view to preserving the best interests of the Company, establish conditions other than those provided for in this Plan for grants of Performance Shares considered extraordinary, such as when negotiating an entry bonus for the purpose of hiring managers or key employees who may become Beneficiaries, or due to bonuses for specific activities or projects that bring significant returns to the Company (“Extraordinary Grants”). The Extraordinary Grants may not exceed the limit of three tenths of a percent (0.3%) of the Company’s total issued shares on the approval date of this Plan (“Extraordinary Limit”), always respecting the Overall Limit.

4.Plan Management

i.The Board of Directors shall have broad powers, respecting the limits established by law, the applicable regulations, the Company’s Bylaws and this Plan, as well as the guidelines established by the General Meeting and the Board of Directors, for the organization and administration of this Plan and the Programs approved by it and recommended by the Committee, in addition to the granting of Shares, including delegating the execution of the Plan and the Programs to the Executive Board of Officers or the Company’s human resources area.

a.The members of the Board of Directors and any other Eligible Persons who may become Beneficiaries of this Plan, including in the case of Beneficiaries of Extraordinary Grants, shall refrain from participating in any resolutions and/or carrying out any acts related to the administration and/or execution of the Plan and the Programs, as applicable, from the moment of their selection by the Board of Directors from among the Eligible Persons, and shall also be prevented from interfering with and voting in the definition of the number of Performance Shares to be granted to them.

ii.The Board of Directors may, at any time:

a.establish the regulations applicable to omitted cases, subject to the provisions of item 4.5 below;

b.create, change or extinguish general rules relating to the Plan, respecting the acquired rights of the Beneficiaries and observing the provisions of item 4.5 below;

c.answer questions about the interpretation of the rules of this Plan and the Programs.

iii.Notwithstanding the provisions of item 4.4 above, the Board of Directors may not, except for the adjustments permitted by this Plan:

Exhibit 99.1
a.Exceed the Overall Limit, in disregard of what is determined in item 3.4 above, or the Extraordinary Limit, in compliance with item 3.5.1 above; or

b.without the consent of the Beneficiaries, change or impair any rights or obligations under any Agreement in force.

iv.Periodically, based on the provisions of this Plan, the Committee will propose, and the Board of Directors will resolve on the terms of each Program in order to define:

a.among the Eligible Persons, the Beneficiaries;

b.the annual limit of Performance Shares to be granted, respecting the Overall Limit, as indicated in item 3.4 above;

c.criteria for defining the Targets, subject to the provisions of Clause 5 below;

d.the Grant Date;

e.rules about extinction of Performance Shares; and

f.future events that may change the conditions for granting Performance Shares.

v.The resolutions of the Company’s Board of Directors relating to this Plan are binding on the Company and the Beneficiaries.

5.Terms and conditions for granting Performance Shares

i.The Board of Directors shall approve, based on the Committee’s recommendation and in compliance with the provisions of this Plan, Programs in which the following shall be defined: (i) the Beneficiaries in favor of whom the right to receive Performance Shares will be granted, (ii) the number of Performance Shares to be granted, which may be a maximum amount or a reference value, respecting the Overall Limit; (iii) the Targets and other conditions for acquiring the right to receive Performance Shares, and (iv) the change or modification of such Targets and conditions when necessary or convenient, observing the terms and principles of this Plan and the provisions of the respective Agreements.

a.The Board of Directors may add new Beneficiaries to the ongoing Programs.

ii.The Number of Performance Shares to be granted to each Beneficiary will be defined by the Company’s Board of Directors, as above, and the number of Performance Shares that will actually be delivered will depend on the achievement of the respective Targets calculated after the Vesting Period, in compliance with the respective Programs and Agreements.

Exhibit 99.1

iii.The amount subject to the grant will first be stipulated in financial terms, and subsequently converted into a number of Performance Shares, based on the average price of the common shares issued by the Company in up to ninety (90) trading sessions of the B3 stock exchange market, to be defined in each Program, prior to the Grant Date.

iv.The Company, through its human resources department and in compliance with the provisions of this Plan and the respective Programs, shall establish the specific terms and conditions for the granting of Performance Shares in an Agreement to be entered into between the Company and each Beneficiary. The Agreement shall formalize the granting of the right to receive Performance Shares to each of the Beneficiaries, and shall define (i) the number of Performance Shares to which the Beneficiary shall be entitled under the respective Agreement; (ii) any other terms and conditions for the effective receipt of Performance Shares that are specific to each Beneficiary, provided that they are not in disagreement with this Plan and the respective Program; and (iii) the possibility of levying taxes on the delivery of Performance Shares, including IRRF, by reducing the number of Shares to be effectively delivered to the Beneficiary.

a.The Board of Directors may establish different terms and conditions for each Agreement, which must be observed by the Company’s human resources area when drawing up the Agreements, and is not obliged to apply any rule of isonomy or analogy between Eligible Persons or Beneficiaries, even if they are in similar or identical situations, and provided that they do not breach this Plan or the Program approved by the Board of Directors to which it is bound.

6.Terms and conditions for transfer of Performance Shares

i.The transfer of Performance Shares to the Beneficiary will only take place after the conditions and deadlines established in this Plan, in the Programs and in the Grant Agreements have been met, and also in compliance with the prohibition periods and other conditions established in the Company’s Securities Policy, so that the granting of the right to receive the Performance Shares in itself does not guarantee the Beneficiary any rights over such Performance Shares or even represent a guarantee of their receipt.

a.After their transfer, the Performance Shares effectively delivered to the Beneficiaries under the Plan will confer on their holders the same rights, advantages and restrictions as those conferred on holders of common, registered, book-entry shares with no par value issued by the Company, except for any provisions to the contrary established by the Board of Directors.

ii.Until the effective receipt of the Performance Shares, to be delivered under this Plan, the Beneficiaries shall not have any rights or advantages related to the Performance Shares whose delivery has not yet been made,

Exhibit 99.1
including, without limitation, the political and economic rights, including the Proceeds declared by the Company, related to such Performance Shares.

iii.The Programs and/or the Grant Agreements may provide for additional restrictions on the transfer to third parties of the Shares delivered to the Beneficiaries, and may also reserve for the Company repurchase options and/or pre-emptive rights in the event of disposal by the Beneficiary of such Shares.

iv.Conditions for Transfer of Performance Shares. Without prejudice to the other terms and conditions established in the respective Grant Agreements, the effective transfer of the Performance Shares to which the Beneficiaries are entitled will only occur if the following conditions precedent are verified:

a.Vesting Period. The Beneficiaries must remain continuously linked as managers of the Company during the respective Vesting Periods, which shall be between three (3) and five (5) years from the Grant Date.

b.Fulfillment of Targets. The Beneficiaries must have achieved the Targets, as the case may be, assigned to them under the respective Grant Programs and Agreements.

7.Lock-Up Period - Executives

i.The Board of Directors may establish, in each Program, additional trading conditions in the Grant Agreements for Performance Shares, including the establishment of a Lock-Up Period for Beneficiaries who are Executives, during which they may not be assigned, sold, pledged, lent or otherwise transferred to any third party, except with the prior approval of the Board of Directors.

8.Events of Dismissal

i.Dismissal before compliance with the Transfer Conditions. In the event of any of the events of Dismissal, except for the provisions of items 8.3 and 8.4 below, the Performance Shares in respect of which the respective Transfer Conditions have not been complied with shall be automatically terminated, by operation of law, regardless of prior notice, and without any right to compensation.

a.The Beneficiaries elected to participate in the Programs that establish a Vesting Period of five (5) years and who are involuntarily terminated by the Company without Cause as of the 3rd anniversary of the Vesting Period, may be entitled to a pro rata amount of the Performance Shares granted, taking into account for said calculation the number of complete days that such Participant has remained with the Company since the Grant Date with respect to the number of total days of the respective Vesting Period.

Exhibit 99.1
ii.Dismissal after the compliance with the Transfer Conditions. Before any of the events of Dismissal, the Performance Shares for which the respective Transfer Conditions have already been met and which have not yet been effectively transferred to the respective Beneficiary shall be transferred to the Beneficiary, within a certain number of days from the Dismissal, as stipulated in the Agreement.

iii.Death. In the event of the Beneficiary’s death, the end of the Vesting Period will be brought forward so that, if the respective Targets have been achieved, all the Performance Shares attributed to the Beneficiary will be the right of the Beneficiary’s heirs and successors, observing the respective Lock-Up Periods, where applicable, within a certain number of days of the Termination, as stipulated in the Agreement.

iv.Retirement. In the event of retirement, under the conditions determined in the respective Program, the end of the Vesting Period will be brought forward so that, if the respective Targets have been achieved, all the Performance Shares attributed to the Beneficiary will be immediately transferred to the Beneficiary, observing the respective Lock-Up Periods, where applicable, within a certain number of days of the Termination, as stipulated in the Agreement.

v.Notwithstanding the provisions of the above items, the Board of Directors may, at its sole discretion, whenever it deems that the corporate interests will be better served by such a measure, establish rules other than those provided for above, conferring different treatment on a given Beneficiary, provided that it does not cause prejudice to the Beneficiary in question.

9.Term and Termination of the Plan

i.The Plan shall come into force on the date of its approval by the General Meeting and shall remain in force for an indefinite period, although it may be terminated and/or canceled at any time by decision of the General Meeting, all rights already acquired by the Beneficiaries under this Plan and any Programs and Agreements being maintained, including the right to receive the Performance Shares in respect of which the Transfer Conditions have been met, subject to the applicable deadlines and procedures.

ii.Corporate Reorganization. The granting of the right to receive Performance Shares and the effective transfer of the Shares under the Plan shall not prevent the Company from engaging in corporate reorganization transactions. In such cases, the terms and conditions of this Plan must be complied with, and it is up to the Board of Directors or the Committee, as applicable, to assess whether it will be necessary to make any adjustments to the Programs, in compliance with this Plan, to reflect the reorganization or to propose adjustments to the Plan to the General Meeting.

10.Term and Termination of the Plan

Exhibit 99.1
i.Acceptance. The execution of the Agreement shall imply the express, irrevocable and irreversible acceptance of all the terms of this Plan and the corresponding Programs by the Beneficiary, who fully and completely undertakes to comply with them. Any right to receive a Share granted under the Plan shall be subject to all the terms and conditions set forth herein, which terms and conditions shall prevail in the event of any inconsistency with respect to the provisions of any agreement or document mentioned in this Plan.

ii.Lack of Stability. This Plan, the Programs and the related Grant Agreements (i) do not create any rights other than those expressly provided for in their own terms, (ii) do not confer stability or guarantee of employment or stay in the position of manager, employee or service provider of the Company, (iii) do not prejudice, in any way, the Company’s right, at any time and as the case may be, subject to legal and contractual conditions, to terminate the employment or service agreement, or to terminate the term of office or relationship with the Beneficiary, and (iv) do not ensure the right to re-election or re-appointment to positions in the Company or in companies it controls.

iii.Specific Performance. The obligations contained in this Plan, the Programs and the Agreement are assumed on an irrevocable basis, valid as an extrajudicially enforceable instrument in compliance with the civil procedural law, binding the contractual parties and their successors by any title and at all times. The parties agree that these obligations have specific performance, pursuant to articles 497, 536 and 815 et seq. of Law No. 13,105 dated as of March 16, 2015 - Civil Procedure Code.

iv.Assignment. The rights and obligations arising from this Plan, the Programs and the Agreements are personal and may not be assigned or transferred to third parties, in whole or in part, or pledged as security for obligations, without the prior written consent of the Board of Directors.

v.Novation. It is expressly agreed that the abstention of either party from exercising any right, power or remedy guaranteed by law, the Plan, Programs or Agreements, or the possible forbearance of delay in the fulfillment of any obligations by either party, shall not establish novation, which shall not prevent the other party, at its sole discretion, from exercising these rights, powers or remedies at any time, which are cumulative and not exclusive of those provided for by law.

vi.Significant Changes. Any significant legal change regarding the regulation of corporations, publicly held companies, labor law and/or the tax effects of a share grant plan may lead to a full revision of the Plan.

vii.Invalidity and Unenforceability. If any provision of this Plan or the enforcement of any provision of this Plan to any Beneficiary is held to be invalid or unenforceable, the remainder of the Plan and the enforcement of such provision to any other Beneficiary shall not be affected. Any provision found to be invalid or unenforceable shall be revised to the extent (and only to the extent) necessary for it to be valid and enforceable.

Exhibit 99.1

viii.Applicable Law. This Plan, the Programs and the Grant Agreements shall be governed by and construed in accordance with the Laws of the Federative Republic of Brazil.

ix.Disputes. With the exception of disputes relating to obligations to pay which immediately give rise to judicial enforcement proceedings and those which may already require specific performance, in the event of any dispute, claim or controversy relating directly or indirectly to this Plan (including any question relating to its existence, validity, enforceability, breach or termination), the Parties undertake to use their best efforts in a reasonable manner to resolve said dispute. For this purpose, one Party may give notice to the other to convene a meeting for the purpose of resolving the dispute through amicable discussions in good faith. In the event that the Parties do not resolve the matter amicably within a period of thirty (30) Business Days from the aforementioned notice, the dispute shall be definitively resolved by means of arbitration, to be conducted before and managed by the Market Arbitration Chamber (“Chamber”).

a.Rules. The arbitration shall be carried out in accordance with the Chamber’s arbitration rules in force at the time the arbitration is established.

b.Arbitral Tribunal. The arbitral tribunal shall be comprised of three (3) arbitrators (“Tribunal Arbitral”). Each Party shall appoint one (1) arbitrator. If there is more than one claimant, all of them shall appoint a single arbitrator by mutual agreement. If there is more than one respondent, all of them shall appoint a single arbitrator by mutual agreement. The arbitrators appointed by the Parties shall choose by mutual agreement the third arbitrator, who shall preside over the Arbitral Tribunal. Any omissions, disputes, doubts and shortcomings regarding the appointment of arbitrators by the Parties involved or the choice of the third arbitrator shall be settled by the Chamber.

c.Jurisdiction. The arbitration shall be held in the city of São Paulo, state of São Paulo, Brazil, and the Arbitral Tribunal may, with good reason, appoint proceedings to be held in other locations.

d.Language. The arbitration shall be conducted in Portuguese.

e.Applicable Laws. Arbitration shall be by operation of law, applying the rules and principles of Brazilian law, without regard to any conflict of laws, and, for the purposes of the Arbitration Law, the use of equity shall be prohibited.

f.Term. The arbitration must be concluded within twelve (12) months of the instruments of reference being signed, and may be extended at the discretion of the Arbitral Tribunal.

Exhibit 99.1
g.Final Decision. The decisions of the arbitration shall be considered final and definitive by the Parties involved, and there shall be no appeal against them.

h.Provisional Remedies. Prior to the establishment of the Arbitral Tribunal, any of the Parties involved may apply to the courts of São Paulo for provisional remedies or preliminary injunctions. Any application to the Judicial Branch for a provisional remedy or preliminary injunction shall not establish a waiver of the need to submit the dispute to arbitration. Once the Arbitral Tribunal has been established, any requests for provisional remedy or preliminary injunction must be addressed to the Arbitral Tribunal.

i.Enforcement. The decisions of the arbitration shall be enforced by any court with jurisdiction over the Parties and their assets. Each party shall use its best efforts to ensure the finality and efficiency of the arbitration proceedings.

j.Confidentiality. The Parties agree that the arbitration shall be kept strictly confidential, and its elements (including, but not limited to, the claims of the Parties, evidence, awards and other submissions of third parties and any other documents submitted or exchanged in the course of the arbitral proceedings), shall only be disclosed to the Arbitral Tribunal, the Parties, their counsel and any person necessary for the conduct of the arbitration, unless disclosure is required for compliance with obligations imposed by Law or by any Governmental Authority.

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